Exhibit 99.1

Yulong Eco-Materials Limited Announces Results of Special Shareholders Meeting

Held in Bangkok, Thailand on November 26, 2018

New York and Bangkok, Thailand: November 26, 2018 — Yulong Eco-Materials Limited (Nasdaq: YECO) (“Yulong” or the “Company”), hereby announces the results of the Company’s Special Meeting of Shareholders (the “Meeting”) held on November 26 at 10:00 a.m. Bangkok, Thailand, Local Time.

At the Meeting, the Company’s shareholders adopted and approved the following resolutions proposed by the Board of Directors of the Company:

THAT the work of fine art known as the “Crucifixion”, by Renaissance painter and sculptor, Michelangelo be acquired for a total price of US$75 million to be paid by the issuance of 7.5 million shares at an agreed upon price of $10 per share.

Results of the Special Shareholders Meeting

The Company’s shareholders representing 91.2 percent of the issued shares of the Company have voted in favor of acquiring the work of fine art known as the “Crucifixion”, by Renaissance painter and sculptor, Michelangelo for a total price of US$75 million to be paid by the issuance of 7.5 million shares at an agreed upon price of $10 per share

Michelangelo Crucifixion Acquisition

As reported on November 19th, the Company signed a Sale and Purchase Agreement to acquire Michelangelo’s Crucifixion painting for US$75 million. The acquisition will be paid via the issuance of 7.5 million YECO restricted shares valued at $10.00 per share.

The Closing was contingent upon obtaining YECO shareholder approval. The additional requirements for the closing are as follows; an appraisal of the painting for $75 million or more along with authentication letters and other verification documents from the seller. The Company’s appraiser is currently conducting an independent evaluation and appraisal of this painting. The two parties have 30 days to complete the sale.

About the Millennium Sapphire business

YECO plans to take the Millennium Sapphire on a tour of museums around the world, produce a television documentary, and include it the gemstone in a number of feature films.  The Company will develop games around museum tours, much in the same manner as the Pokemon Go craze and other virtual games. CEO Hoi Ming Chan said, “We plan to develop the business and cash flows of the Millennium Sapphire through games, branding and licensing, along with royalties and ticket sales through major museums worldwide. We will also retain some of the world’s top art and promotions experts to develop and manage this once in a lifetime opportunity.”

Forward-Looking Statements

This press release contains forward-looking statements, particularly as related to, among other things, the business plans of the Company, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. The words or phrases “plans,” “would be,” “will allow,” “intends to,” “may result,” “are expected to,” “will continue,” “anticipates,” “expects,” “estimate,” “project,” “indicate,” “could,” “potentially,” “should,” “believe,” “think,” “considers” or similar expressions are intended to identify “forward-looking statements.” These forward-looking statements fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and are subject to the safe harbor created by these sections. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of local, regional, and global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date, and the Company specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

YECO has 28.41 million shares issued and outstanding with a float of 1,012,375 shares. 1,070,000 million 5 year warrants exercisable at $5 per share.

Contact:

Dennis Burns

Investor Relations

Tel 877-561-8101

dburns@nvestrain.com

For more information on the Millennium Sapphire please visit:

www.millenniumsapphire.com

Facebook: millennium sapphire